United States
                       Securities and Exchange Commission
                           Washington, StateD.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   PHAZAR CORP
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                  127107 20 9 R
                                  -------------
                                 (CUSIP Number)


    Gary W. Havener, P.O. Box 121969, Fort Worth, Texas 76121 (817) 239-1717
    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 15, 2010
                                ----------------
             (Date of Event which Requires Filing of this Statement)

CUSIP No. 127107 20 9 R

 1)  Names of Reporting Persons.
     PersonNameGary Havener (Sinan Corp.)
 ------------------------------------------------------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)  X
 ------------------------------------------------------------------------------

 3)  SEC Use Only
 ------------------------------------------------------------------------------

 4)  Source of Funds (See Instructions)
     PF and OO
 ------------------------------------------------------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
 ------------------------------------------------------------------------------

 6)  Citizenship or Place of Organization
     Nevada (Sinan Corp)
 ------------------------------------------------------------------------------

                         (7)  Sole Voting Power
                              150,550
      Number of          ------------------------------------------------------
     Shares Bene-
       ficially          (8)  Shared Voting Power
       Owned by               0
     Each Report-        ------------------------------------------------------
      ing Person         (9)  Sole Dispositive Power
         With                 150,550
                         ------------------------------------------------------
                         (10) Shared Dispositive Power
                              0
                         ------------------------------------------------------

 11) Aggregate Amount Beneficially Owned by Each Reporting Person
     150,550
 ------------------------------------------------------------------------------

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
 ------------------------------------------------------------------------------

 13) Percent of Class Represented by Amount in Row (11)
     6.54%
 ------------------------------------------------------------------------------

 14) Type of Reporting Person (See Instructions)
      IN  /  CO
 ------------------------------------------------------------------------------

Item 1.  Security and Issuer

PHAZAR CORP, a Delaware corporation is located at 101 SE 25th
Avenue, Mineral Wells, Texas 76067. As of January 15, 2010 there were
2,302,037 outstanding shares of PHAZAR CORP common stock, par value $0.01, which is the only class of common stock of PHAZAR CORP.

Item 2.  Identity and Background

Gary W. Havener is President of Sinan Corp. Mr. Havener's business address is 405 W. Loop 820 South, Fort Worth, Texas 76108. During the last five years, Mr. Havener has not been convicted of any criminal proceedings nor has he been party to any civil proceedings of a judicial or administrative body of competent jurisdiction. Mr. Havener has not been subjected to any judgments, decrees or final orders prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Havener is a United States Citizen.

Mr. Havener is an independent director of PHAZAR CORP.

Item 3.  Source and Amount of Funds or Other Consideration

Shares are purchased with personal funds or issued for services rendered as Director.

Item 4.  Purpose of Transaction

The purchase of stock by Gary W. Havener and Sinan Corp. was for personal investment purposes only.

Item 5.  Interest in Securities of the Issuer

                               Security Ownership

                                                       Sole        Sole
                Shares Owned Directly    Percent of    Voting      Dispositive
Name of Owner      or Indirectly         Ownership     Power       Power
-------------   ---------------------    ----------    ------      -----------

Gary W. Havener        50,550               2.20%      50,550       50,550

Sinan Corp.           100,000               4.34%     100,000      100,000
                      -------            ---------    -------      -------

                      150,550               6.54%     150,550      150,550

Item 6. Contracts, Arrangements, Understanding, or Relationships with Respect to Securities of the Issuer

None.


Item 7.  Material to Be Filed as Exhibits

None.

                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 19, 2010                           /s/GARY W. HAVENER
------------------                        ------------------------------
Date                                      Gary W. Havener, Individually
                                          and as President of Sinan Corp.